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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 36)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                     87927W10
     (Title of class of securities)                          (CUSIP number)

                                DOTT. GIANNI MION
                                 SINTONIA S.P.A.
                           CORSO DI PORTA VITTORIA 16
                                   20122 MILAN
                                      ITALY
                                 (+39) 02-549241

                                 WITH A COPY TO:

                           MICHAEL S. IMMORDINO, ESQ.
                                LATHAM & WATKINS
                                 99 BISHOPSGATE
                                 LONDON EC2M 3XF
                                     ENGLAND
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                         APRIL 28, 2007 and MAY 4, 2007
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------------                 -------------------------------
CUSIP No.  87927W10                   13D
--------------------------------                 -------------------------------

-----------------     ----------------------------------------------------------
1                     NAME OF REPORTING PERSON               SINTONIA S.p.A.
                      I.R.S. IDENTIFICATION NO.              Not Applicable
                      OF ABOVE PERSON
-----------------     ----------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) |X|
                                                                         (b) |_|
-----------------     ----------------------------------------------------------
3                     SEC USE ONLY
-----------------     ----------------------------------------------------------
4                     SOURCE OF FUNDS:                             WC
-----------------     ----------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             |_|
-----------------     ----------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION:        Italy
--------------------------------------------------------------------------------
NUMBER OF             7           SOLE VOTING POWER:               30,084,650
SHARES
BENEFICIALLY          ---------   ----------------------------------------------
OWNED BY              8           SHARED VOTING POWER:             2,407,345,359
EACH                                                               (See Item 5)
REPORTING             ---------   ----------------------------------------------
PERSON WITH           9           SOLE DISPOSITIVE POWER:          30,084,650
                      ---------   ----------------------------------------------
                      10          SHARED DISPOSITIVE POWER:        2,407,345,359
                                                                   (See Item 5)
-----------------     ----------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                      REPORTING PERSON:                            2,437,430,009
-----------------     ----------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                      EXCLUDES CERTAIN SHARES:                           |_|
-----------------     ----------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT
                      IN ROW (11):                                 18.22%
                                                                   (See Item 5)
-----------------     ----------------------------------------------------------
14                    TYPE OF REPORTING PERSON:      CO
-----------------     ----------------------------------------------------------





                                    (Page 2)

--------------------------------                 -------------------------------
CUSIP No.  87927W10                    13D
--------------------------------                 -------------------------------

-----------------     ----------------------------------------------------------
1                     NAME OF REPORTING PERSON            SINTONIA S.A.
                      I.R.S.  IDENTIFICATION  NO.         (FORMERLY KNOWN AS
                      OF  ABOVE PERSON                    EDIZIONE FINANCE
                                                          INTERNATIONAL S.A.)
                                                          Not Applicable
-----------------     ----------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X|
                                                                        (b) |_|
-----------------     ----------------------------------------------------------
3                     SEC USE ONLY
-----------------     ----------------------------------------------------------
4                     SOURCE OF FUNDS:                         WC
-----------------     ----------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            |_|
-----------------     ----------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION:    Luxembourg
--------------------------------------------------------------------------------
NUMBER OF             7           SOLE VOTING POWER:           0
SHARES
BENEFICIALLY          ---------   ----------------------------------------------
OWNED BY              8           SHARED VOTING POWER:         2,407,345,359
EACH                                                           (See Item 5)
REPORTING             ---------   ----------------------------------------------
PERSON WITH           9           SOLE DISPOSITIVE POWER:      0
                      ---------   ----------------------------------------------
                      10          SHARED DISPOSITIVE POWER:    2,407,345,359
                                                               (See Item 5)
-----------------     ----------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED
                      BY REPORTING PERSON:                     2,407,345,359
-----------------     ----------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                      EXCLUDES CERTAIN SHARES:                              |_|
-----------------     ----------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT
                      IN ROW (11):                                 17.99%
                                                                   (See Item 5)
-----------------     ----------------------------------------------------------
14                    TYPE OF REPORTING PERSON:        CO
-----------------     ----------------------------------------------------------



                                    (Page 3)

--------------------------------                 -------------------------------
CUSIP No.  87927W10                    13D
--------------------------------                 -------------------------------

-----------------     ----------------------------------------------------------
1                     NAME OF REPORTING PERSON      RAGIONE S.a.p.a. DI GILBERTO
                      I.R.S. IDENTIFICATION NO.     BENETTON E C.
                      OF ABOVE PERSON               Not Applicable
-----------------     ----------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X|
                                                                        (b) |_|
-----------------     ----------------------------------------------------------
3                     SEC USE ONLY
-----------------     ----------------------------------------------------------
4                     SOURCE OF FUNDS:                            WC
-----------------     ----------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            |_|
-----------------     ----------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION:       Italy
--------------------------------------------------------------------------------
NUMBER OF             7           SOLE VOTING POWER:              30,084,650
SHARES
BENEFICIALLY          ---------   ----------------------------------------------
OWNED BY              8           SHARED VOTING POWER:            2,407,345,359
EACH                                                              (See Item 5)
REPORTING             ---------   ----------------------------------------------
PERSON WITH           9           SOLE DISPOSITIVE POWER:         30,084,650
                      ---------   ----------------------------------------------
                      10          SHARED DISPOSITIVE POWER:       2,407,345,359
                                                                  (See Item 5)
-----------------     ----------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                      REPORTING PERSON:                           2,437,430,009
-----------------     ----------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                      EXCLUDES CERTAIN SHARES:                              |_|
-----------------     ----------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT
                      IN ROW (11):                                 18.22%
                                                                   (See Item 5)
-----------------     ----------------------------------------------------------
14                    TYPE OF REPORTING PERSON:       PN
-----------------     ----------------------------------------------------------



                                    (Page 4)

         This Amendment No. 36 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "STATEMENT ON SCHEDULE 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("EDIZIONE HOLDING"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg, and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("RAGIONE") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of Sintonia S.p.A., Sintonia S.A. (formerly known as Edizione Finance International S.A.) and Ragione. By virtue of a demerger, effective on March 2, 2007, Sintonia S.p.A. and Sintonia S.A. are members of a group with Pirelli and Olimpia with respect to the Telecom Shares (as defined below).

         INTRODUCTION.

         Sintonia S.p.A. and Sintonia S.A. (together, the "SINTONIA SELLERS") and Pirelli intend to sell the entire share capital of Olimpia, the entity which currently holds approximately 18% of the ordinary share capital of Telecom Italia S.p.A. ("TELECOM ITALIA"), to a group of investors (the "SALE"). The group of investors that has agreed to purchase the Olimpia share capital includes Sintonia S.A. (in such capacity, the "SINTONIA BUYER"). The following summarizes the potential sale and purchase of such share capital and certain agreements related thereto.

         On April 28, 2007, a group of investors (the "INVESTORS") made up of Assicurazioni Generali S.p.A. ("GENERALI"), the Sintonia Buyer, Intesa Sanpaolo S.p.A. ("INTESA SANPAOLO"), Mediobanca S.p.A. ("MEDIOBANCA" and, together with Generali, the Sintonia Buyer and Intesa Sanpaolo, the "ITALIAN INVESTORS") and Telefonica S.A., the Spanish-based telecommunications operator ("TELEFONICA"), entered into a co-investment agreement (the "CO-INVESTMENT AGREEMENT") to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 to be subsequently transformed and renamed as Telco S.p.A. ("TELCO"), an Italian corporation through which they intend to purchase the entire share capital of Olimpia from Pirelli and the Sintonia Sellers as indicated above (the "CO-INVESTMENT AND PURCHASE"). The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the acquisition of Olimpia and the general framework of the investment obligations of each of the Investors. In addition to Telco's participation in Telecom Italia's ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement Generali and Mediobanca will contribute to Telco ordinary shares of Telecom Italia currently owned by them. These shares amount to 5.6% of Telecom Italia's ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia's ordinary share capital, bringing Telco's direct and indirect participation in Telecom Italia's ordinary share capital to approximately 23.6%. A copy of the Co-Investment Agreement is filed as Exhibit 85.


                                    (Page 5)

         On April 28, 2007, the Investors also entered into a shareholders agreement (the "SHAREHOLDERS AGREEMENT"), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco's shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia's by-laws. A copy of the Shareholders Agreement is filed as Exhibit 87.

         On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and the Sintonia Sellers (the "SHARE PURCHASE AGREEMENT") to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the "OLIMPIA SHARES"). Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia ("TELECOM SHARES"), or approximately 18% of the ordinary share capital of Telecom Italia. A copy of the Share Purchase Agreement is filed as Exhibit 90.

         In summary, the result of the Sale and the Co-Investment and Purchase and related transactions on the Sintonia Sellers' and Ragione's respective interests in the ordinary voting shares of Telecom Italia would be as follows:

         o the Sintonia Sellers would no longer hold interests in the ordinary voting shares of Telecom Italia through a common entity (Olimpia) with Pirelli;

         o the "Shareholders Agreement" (as defined in the Schedule 13D filed on August 9, 2001) and the "2006 Shareholders Agreement" (as defined in Amendment No. 33 to the Schedule 13D on November 08,
              2006) would be terminated;

         o the Sintonia Buyer would hold approximately 8.4% of Telco and thus remain an indirect holder of the ordinary voting shares of Telecom Italia through Olimpia's approximately 23.6% interest therein;

         o Sintonia S.p.A., through its interest in the Sintonia Buyer, and Ragione, through its interest in Sintonia S.p.A., would likewise remain indirect holders of ordinary voting shares of Telecom Italia.

         Items 3, 4, 5, 6 and 7 of the Statement on Schedule 13D are hereby amended and supplemented to add the following:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The completion of the purchase of the Olimpia Shares is subject to the obtaining of applicable governmental approvals, including antitrust approval of the European Union ("EU") Commission or any EU antitrust authorities pursuant to applicable legislation. Assuming the closing of the Share Purchase Agreement occurs, which is currently expected to take place by the end of 2007, Telco will pay total consideration of euro 2.82 per Telecom Share multiplied by 2,407,345,359 Telecom Shares, less Olimpia's total net debt (as defined under the Share



                                    (Page 6)

Purchase Agreement) as of the closing date. The provisional purchase price for 100% of Olimpia's share capital is expected to be approximately euro 4.1 billion. Telco will pay 80% of the consideration to Pirelli and 20% of the consideration to the Sintonia Sellers. Subsequent to the purchase, it is expected that the Investors will merge Olimpia into Telco.

         Pursuant to the Co-Investment Agreement, Telco will initially be capitalized with euro 5,145 million, in the following manner:

o Generali will contribute to Telco 543.4 million Telecom Italia Shares for total consideration of euro 1,375 million, based on a share price of euro 2.53 per Telecom Italia Share;

o Mediobanca will contribute to Telco 206.5 million Telecom Italia shares for total consideration of euro 522 million, based on a share price of euro 2.53 per Telecom Share;

o        Intesa Sanpaolo will contribute to Telco euro 522 million in cash;

o        the Sintonia Buyer will contribute to Telco euro 412 million in cash;
         and

o        Telefonica will contribute to Telco euro 2,314 million in cash.

         In addition, prior to the closing of the Share Purchase Agreement, Telco will borrow from Mediobanca, Intesa Sanpaolo or other primary financial institutions appointed by Mediobanca and Intesa Sanpaolo, subject to written acceptance by Telefonica, a loan (the "FACILITY") for the amount of approximately euro 1,000 million (such Facility will be made available on an arm's length basis). Immediately after the closing of the Share Purchase Agreement, Telco will resolve to increase its share capital by euro 900 million (the "FIFTH CAPITAL INCREASE") for purposes of financing the reimbursement of the Facility. Telco shareholders look favorably on the potential for further contributions of Telecom Italia shares in Telco (up to an amount not exceeding 30% of the ordinary share capital of Telecom Italia), provided that in such an event the right to subscribe further capital increases in cash shall be granted to the other existing shareholders in order to avoid possible dilution.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The information contained in Items 5 and 6 below is incorporated herein by reference. A copy of the joint press release, dated April 28, 2007, issued by Pirelli and the Sintonia Sellers announcing the transaction is filed as Exhibit 91 and incorporated herein by reference.

         For the Investors, the principal objective of the transaction is the creation of value over time for all shareholders, by accompanying Telecom Italia's business growth strategies which will be defined in full autonomy by the Board of Directors and the management of Telecom Italia. A fundamental assumption of the Co-Investment Agreement and the Shareholders



                                    (Page 7)

Agreement is that the Telecom Italia and Telefonica groups will be managed autonomously and independently. See the joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica filed as Exhibit 88 and the joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica filed as Exhibit 89.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The proposed Share Purchase Agreement calls for the Investors to purchase Olimpia through Telco. Olimpia currently holds 2,407,345,359 ordinary Telecom Italia shares, or approximately 18% of the ordinary share capital of Telecom Italia. In addition to this purchase by Telco, pursuant to the Co-Investment Agreement, Generali and Mediobanca would contribute Telecom Italia ordinary shares they currently own directly to Telco totaling approximately 5.6% of Telecom Italia's ordinary share capital, bringing Telco's total participation in Telecom Italia's ordinary share capital to 23.6%.

         Pursuant to the terms of the Co-Investment Agreement, the Italian Investors would hold a total of approximately 57.7% of Telco's share capital, divided in the following manner:

o        Generali, 28.1%;

o        Mediobanca, 10.6%;

o        Intesa Sanpaolo, 10.6%; and

o        Sintonia Buyer, 8.4%.

         Telefonica would hold the remaining 42.3% of Telco's share capital.

         In connection with the Fifth Capital Increase, in accordance with the Co-Investment Agreement and the Shareholders Agreement, Intesa Sanpaolo may select new Italian investors, other than telecom operators, to subscribe newly issued shares in Telco for cash consideration of up to 5% of Telco's share capital for each new investor, provided that such selection is made in agreement with the other Italian Investors and is accepted by Telefonica, such agreement and acceptance not to be unreasonably withheld.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SHARE PURCHASE AGREEMENT

         The following summary of certain material provisions of the Share Purchase Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 90 to this filing.

         The Investors, Pirelli and the Sintonia Sellers have entered into the Share Purchase Agreement to establish the terms and conditions for the transfer of the ordinary share capital of Olimpia from Pirelli and the Sintonia Sellers to the Investors. The Share Purchase Agreement



                                    (Page 8)
provides, among other things, that (i) the Olimpia Shares will be purchased and sold with the right of the Investors to receive any dividends distributed by Olimpia after the closing of the transaction, even if accrued prior to the closing and (ii) the completion of the purchase of the Olimpia Shares is subject to the obtaining of applicable regulatory approvals. In addition, Pirelli and the Sintonia Sellers have agreed that between the date of the Share Purchase Agreement and the closing of the transactions contemplated thereby:

o Pirelli and the Sintonia Sellers will not enter into any agreement which may affect the title or transferability of the Olimpia Shares;

o        the Olimpia by-laws will not be amended;

o Olimpia will not issue any shares, pay any dividends or otherwise carry out any extraordinary corporate transaction; and

o Olimpia will, in general, conduct its business in the ordinary course and consistently with past practice.

         The Share Purchase Agreement provides that Olimpia, Pirelli, the Sintonia Sellers and the relevant Investors shall terminate all existing shareholders agreements concerning Olimpia and Telecom Italia, including the "Shareholders Agreement" (as defined in the Schedule 13D filed on August 9,
2001) and the "2006 Shareholders Agreement" (as defined in Amendment No. 33 to the Schedule 13D on November 8, 2006), upon closing of the Sale.

         The description of the Share Purchase Agreement in the Introduction and
Item 3 are incorporated herein by reference.

CO-INVESTMENT AGREEMENT

         The following summary of certain material provisions of the Co-Investment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such documents attached as Exhibit 85 to this filing.

         The Investors have entered into the Co-Investment Agreement to establish the terms and conditions for (i) their participation in Telco, (ii) the acquisition through Telco from Pirelli and the Sintonia Sellers of 100% of the share capital of Olimpia, which in turn holds a stake of approximately 18% of the ordinary share capital of Telecom Italia, (iii) the capitalization and funding of Telco in connection with the acquisition, (iv) the division of Telco's share capital into two classes of shares ("Class A" and "Class B" shares), (v) the corporate scope of Telco, and (vi) the general framework in which the respective obligations of the Investors under the Co-Investment Agreement.

         The description of the Co-Investment Agreement in the Introduction and
Item 3 are incorporated herein by reference.


                                    (Page 9)

SHAREHOLDERS' AGREEMENT

         The following summary of certain material provisions of the proposed bylaws of Telco and the Shareholders Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibits 86 and 87 to this filing, respectively.

CLASSES OF SHARES

         The share capital of Telco will be divided into Class A and the Class B shares. Telefonica will receive and thereafter acquire (through share capital increases or exercise of the pre-emption right set forth in the Telco's bylaws and as described below) only Class B shares or Class A shares to be converted into Class B shares, while the Italian Investors will hold Class A shares, save for the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, which is described more fully below. Class B shares shall have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders Agreement and in the Telco bylaws.

         In the event of an increase of capital of Telco, the shareholders who hold Class A shares shall have the right to receive and subscribe Class A shares and the shareholders of Telco who hold Class B shares shall have the right to receive and subscribe for Class B shares.

         In the event that any holders of Class A shares have not fully exercised their pre-emption right, the other holders of Class A shares shall have the preferred right to exercise the pre-emption of the Class A shares that have not been opted for by the other shareholders. Similarly, in the event that any holders of Class B shares have not fully exercised their pre-emption right, the other holders of Class B shares shall have the preferred right to exercise the pre-emption of Class B shares that have not been opted for by the other shareholders. In the event that after the offer of such Class A shares has been made to the holders of Class A shares (whether or not such pre-emption rights have been exercised), there remain Class A shares not purchased by the other Class A shareholders, such shares will be offered to the holders of Class B shares in proportion to their shareholding of the total number of Class B shares issued by Telco, subject to the automatic conversion of the aforesaid Class A shares at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share purchased. In the event that after the offer of such Class B shares has been made to the holders Class B shares (whether or not such pre-emption rights have been exercised), there remain Class B shares not purchased by the other Class B shareholders, such shares will be offered to holders of Class A shares in proportion to their shareholding of the total number of Class A shares issued by Telco, subject to the automatic conversion of the aforesaid Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share purchased.

SHAREHOLDERS MEETINGS

         The shareholders' meeting of Telco will resolve with the vote of (i) at least 75% of the entire share capital on (x) share capital increases with the exclusion of the option right pursuant



                                   (Page 10)
to article 2441, 4th and 5th paragraph of the Italian Civil Code, (y) mergers and de-mergers (except for the merger between Olimpia and Telco) determining a dilution of the shareholders, and (z) amendments to the provisions of the Telco bylaws regarding the appointment of the board of directors and the quorum of board of directors and shareholders meetings; and (ii) at least 65% of the entire share capital on the following matters:

o any other matter pertaining to the extraordinary shareholders meeting of Telco; and

o        the dividend policy of Telco.

         However, in cases where one or more shareholders hold more than 30% of the entire share capital abstain from voting or remain absent from the relevant meeting, the quorum will be reduced to the vote of at least 50% plus one share of the entire share capital.

         Acceptance by Telco's board of directors of any tender offers having as their subject the shares of Telecom Italia will be subject to the approval of the shareholders meeting. In case of any such approval, any dissenting shareholders shall become entitled to purchase all of the shares of Telco held by the approving shareholders.

BOARD OF DIRECTORS

         Telco's bylaws will provide that its board of directors will comprise ten members. The Italian Investors, as holders of Class A shares will be entitled to appoint, for so long as they hold more than 50% of the share capital of Telco, six directors, including the Chairman. Of the six Telco directors appointed by holders of Class A shares, two directors will be indicated by Generali, one director will be indicated by each of Intesa Sanpaolo, the Sintonia Buyer and Mediobanca and the Chairman will be indicated unanimously. Telefonica, as holder of Class B shares will be entitled to appoint (x) so long as it holds a percentage of at least 30% of the share capital of Telco four directors, including the Vice-Chairman, and (y) so long as it holds a percentage of at least 20% of the share capital of Telco, two directors. Should (x) the holders of Class A shares hold less than 50% plus one share, and/or (y) Telefonica as holder of Class B shares holds more than 50% plus one share, the Investors shall appoint the directors of Telco in a manner that grants the majority of the directors to the class of shares representing at least 50% plus one share of the entire share capital of Telco and seven out of ten directors to the class of shares representing more than 70% of the entire share capital of Telco.

         The board of directors of Telco will pass resolutions by vote of a majority of its members, except that, subject to certain exceptions, it will decide by vote of at least seven directors on the following matters:

o the acquisition, disposal and encumbrance (directly or indirectly in any form or manner) of Olimpia's or Telecom Italia's shares or any rights attached thereto;

o        the carrying out of investments other than in Olimpia and in Telecom
         Italia;

o capital expenditure and financial structure decisions for amounts in excess of euro 75 million;


                                   (Page 11)

o decisions on the vote to be exercised in (x) the extraordinary shareholders' meeting of Telecom Italia convened pursuant to Italian law to approve resolutions on transactions of extraordinary nature and
         (y) the shareholders' meeting of Olimpia; or

o        approval and amendments of the budget of Telco.

DEADLOCK

         The Shareholders Agreement contains provisions on the resolution of deadlocks at the level of the board of directors and shareholders' meetings of Telco with regard to the following matters:

a) at the level of Telco Board of Directors: (i) acquisition, disposal and encumbrance of Olimpia or Telecom Italia's shares, (ii) decision on the vote to be exercised in the extraordinary shareholders' meeting of Telecom Italia to approve resolutions on transactions of extraordinary nature and
     (iii) decision on the vote to be exercised in the shareholders' meeting of Olimpia;

b) at the level of Telco shareholders' meeting, matters pertaining to the extraordinary shareholders' meeting of Telco;

         In case of deadlock with regard to the matters referred to above under letters a) and b) the Investors shall try to find an amicable compromise failing which a new meeting shall be convened and at such meeting the decision will be passed with a simple majority, provided however that dissenting shareholder(s) shall have the right to request the demerger of its stake in Telco and the pro quota assignment of Telco assets and liabilities.

CALL OPTION

         In the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Italia Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefonica is the dissenting party, then Telefonica shall have the right to buy from Telco or Olimpia, as the case may be, the Olimpia or Telecom Italia Shares at the same price and conditions offered by the third party offering to acquire such Telecom Italia Shares or Olimpia Shares or the right to proceed with the demerger.

RESTRICTIONS ON TRANSFERS OF TELCO SHARES

         Transfer of Class A and Class B shares to potential third party acquirers, including shareholder of Telco are subject to pre-emptive rights of the other Investors, upon the terms and conditions and pursuant to the procedures set forth in the Shareholders Agreement.

         The Shareholders Agreement contains co-sale rights whereby if one or more Investors intend to transfer a number of shares representing more that 30% of the aggregate share capital



                                   (Page 12)
of Telco, the other Investors will have the right to transfer their Telco shares in the same proportion to the purchaser.

PROVISIONS RELATING TO TELECOM ITALIA

         The board of directors of Telco or Olimpia, as the case may be, shall approve the list of candidates to be submitted to the shareholders' meeting of Telecom Italia for the appointment of the directors of Telecom Italia pursuant to the following criteria: (i) Telefonica, to the extent holding at least 30% of Telco's share capital, shall have the right vis-a-vis the other Investors to designate two directors of Telecom Italia (x) to be included as designees for appointment in the board of Telecom Italia in the list presented by Olimpia or Telco, as the case may be, and (y) to the extent feasible, the replacement of directors pursuant to Article 2386, first paragraph, of the Italian Civil Code; and (ii) the Italian Investors which are a party to the Shareholders Agreement, to the extent holding at least 50% plus one share of Telco's share capital, shall designate the other members of the list as follows: (x) three members unanimously and (y) the remaining members on a proportional basis as set out in the Shareholders Agreement.

         The directors designated by Telefonica in Telco, Olimpia and Telecom Italia shall be directed by Telefonica to neither participate, nor vote at the board of directors meetings (and Telefonica, to the extent applicable, shall neither attend nor vote, at any shareholders' meetings of Telco or the entity resulting from the merger of Olimpia with Telco, as the case may be) at which there will be discussed and proposed resolutions relating to the policies, management, and operations of companies directly or indirectly controlled by Telecom Italia providing their services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefonica (as indirect and ultimate shareholder of such companies) are in force.

         In the event of (i) any transfer in whatever form of any of the foreign assets held directly or indirectly by Telecom Italia having a value of more than euro 4 billion per transaction, or series of transactions occurring within a period of 12 months for the same assets, or (ii) Telecom Italia entering into a significant strategic alliance with any "Telecom Operator" (to be construed as to include any person, company or entity operating in the telecom sector and any person, company or entity holding (a) a controlling stake in any non-listed company operating in the telecom sector or (b) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company), then Telefonica, within the following thirty calendar days, will have the right to deliver notice to the other Investors, which will cause the Investors to implement, adopt and vote, and cause their directors designated by them to implement adopt and vote, all and any actions, documents and resolutions necessary to complete a de-merger within a reasonably short time period, but in any case no later than 6 months following such notice or, if the transaction is subject to any authorizations by law or contract, within 6 months following the obtaining of such authorizations.

         The Investors agreed not to execute or take part, directly or indirectly, in any agreement whatsoever concerning Telecom Italia shares that may cause the holding by the Investors, Telco



                                   (Page 13)
and their respective affiliates, taken as a whole, of a number of Telecom Italia voting shares exceeding 30% of the total voting share capital of Telecom Italia.

TERM OF THE SHAREHOLDERS AGREEMENT

         The Shareholder Agreement will last three years, at the end of which, without prejudice to renewal, each shareholder, provided that has submitted such request no later than 6 months prior to the expiry date, may obtain the de-merger of its stake in Telco and the pro quota assignment of Telco assets and liabilities. The exiting shareholder(s) shall be permitted, to the extent the remaining shareholders decide to execute a new shareholders' agreement, to take part to and execute such new shareholders' agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 85: Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.

Exhibit 86: Draft by-laws of Telco S.p.A. (Annex C to the Co-Investment Agreement).

Exhibit 87: Shareholders Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.

Exhibit 88: Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.

Exhibit 89: Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.

Exhibit 90: Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and the Sintonia Sellers. Exhibit 91: Joint press release, dated April 28, 2007, issued by Pirelli and the Sintonia Sellers.

Exhibit 91: Joint press release, dated April 28, 2007, issued by Pirelli and the Sintonia Sellers.



                                   (Page 14)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: May 8, 2007

                                             SINTONIA S.p.A.



                                             By:        /s/ Gianni Mion
                                                 -------------------------------
                                                 Name:  Gianni Mion
                                                 Title: Director







                                   (Page 15)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: May 8, 2007

                                             SINTONIA S.A.


                                             By:        /s/ Gustave Stoffel
                                                 -------------------------------
                                                 Name:  Gustave Stoffel
                                                 Title: Director





                                   (Page 16)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: May 8, 2007

                                             RAGIONE S.a.p.a DI GILBERTO
                                               BENETTON E C.


                                             By:    /s/ Gilberto Benetton
                                                 -------------------------------
                                             Name:  Gilberto Benetton
                                             Title: Chairman






                                   (Page 17)

EXHIBIT INDEX
Exhibit No.
-----------

      85. Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.85.

      86.       Draft by-laws of Telco S.p.A. (Annex C to the Co-Investment
                Agreement).

      87. Shareholders Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.

      88. Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.

      89. Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.

      90. Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and the Sintonia Sellers.

      91. Joint press release, dated April 28, 2007, issued by Pirelli and the Sintonia Sellers.







                                   (Page 18)